Exhibit 99.1

Senior Unsecured Note Issuance and the Repayment of Secured Debt June 4, 2012 AerCap Holdings N.V.

Disclaimer Incl. Forward Looking Statements & Safe Harbor This presentation contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this presentation are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this presentation will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this presentation might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise. The information in this document is the property of AerCap Holdings N.V. and its subsidiaries and may not be copied or communicated to a fourth party, or used for any purpose other than that for which it is supplied without the express written consent of AerCap Holdings N.V. and its subsidiaries. No warranty or representation is given concerning such information, which must not be taken as establishing any contractual or other commitment binding upon AerCap Holdings N.V. or any of its subsidiaries or associated companies.

Senior Unsecured Note Issuance On May 22, 2012, AerCap closed a 6.375% senior unsecured note offering with an aggregate principal amount of $300 million. This facility does NOT require us to have any unencumbered assets and the proceeds can be used for general corporate purposes. The use of the proceeds will enable AerCap to acquire additional aircraft assets, repay outstanding indebtedness, or will be used for other general corporate purposes. The completion of this transaction and the access to the unsecured debt market represents another available source of capital for AerCap. AerCap has used $170 million of the funds to repay some of its most expensive secured debt in second quarter 2012. The financial impact from the repayment of secured debt with the use of proceeds from the senior unsecured note issuance is outlined on the following page.

Financial Impact $170 million of the $300 million senior unsecured note offering was used to repay some of AerCap's most expensive secured debt. The remaining $130 million has increased the existing cash balance and will be used for aircraft purchases and other general corporate purposes. ($ Million) After-tax Impact Repayment of $170 million of secured loans with Second 3Q 2012 Total the use of proceeds from unsecured note issuance Quarter Through Through 2012 2015 2015 - Prepayment fees on secured loans repayment ($9) $0 ($9) - Write-off of unamortised fees on secured loans ($12) $0 ($12) - Lower amortization from write-off of secured loan fees $0 $12 $12 - Amortization of unsecured note issuance fees $0 ($2) ($2) - Interest savings (~ 500 bps improvement in spread) $0 $27 $27 Total after-tax impact ($21) $37 $16